[ON LIVE NATION LETTER HEAD]

December 11, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel
Ms. Heather Clark

Re:	Live Nation, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the quarter ended June 30, 2008
Filed August 7, 2008
File No. 001-32601

Ms. Cvrkel and Ms. Clark:

Set forth below are the responses of Live Nation, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated November 13, 2008 with respect to the Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Form 10-Q for the quarter ended June 30, 2008. For your convenience, the comments provided by the Staff have been included in the order presented in the comment letter, immediately followed by Live Nation’s responses. Along with its EDGAR-filed copy, Live Nation is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

In some of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Live Nation also has indicated in a number of its responses that it believes no change in disclosure is appropriate, and has explained why. The Company understands the Staff’s comments, even where a disclosure change is requested or suggested, to be based on the Staff’s understanding based on information available to it, which may be less than the information available to Live Nation. As such, the Company seeks to supply the Staff with additional explanations or information in order to allow the Staff to have the details needed to potentially withdraw or modify its comments as appropriate.

Per your request, the Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Live Nation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

Brian J. Capo

Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Annual Report on Form 10-K for the year ended December 31, 2007

Available Information, page 24

Comment 1: Please revise future filings to reflect the correct SEC mailing address of 100 F Street NE.

Response: The Company will correct the address for all future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Selling, general and administrative expenses, page 54

Comment 2: We note from the discussion on page 55 that the company’s selling, general and administrative expenses decreased by $7.0 million during 2006 as a result of pre-acquisition contingencies for legal matters that were resolved during the period. Please tell us the specific acquisition to which this pre-acquisition contingency relates, the date that this acquisition transaction occurred, and the date that the legal matters were subsequently resolved. We may have further comment upon receipt of your response.

Response: The $7.0 million relates to litigation, or potential litigation, contingency accruals recorded in accordance with SFAS 5 on the Company’s books as part of purchase accounting for the acquisition of SFX Entertainment, Inc. by Clear Channel Communications, Inc. (“Clear Channel”) in August of 2000. The decrease relates primarily to three accruals totaling $6.7 million. One of these accruals for $0.5 million was released in the first quarter of 2006 when final settlement amounts were known for the case. The remaining two accruals were released in the fourth quarter of 2006. One accrual for $3.9 million was released as a result of the positive conclusion in court during October 2006 of the remaining appeals related to the case. The other amount of $2.3 million was the excess accrual above the final judgment in an unrelated case that was ruled on by the courts in the fourth quarter of 2006. The remaining overall decrease, totaling $0.3 million, relates to accruals that were not material individually or in the aggregate and for which the Company determined in 2006 that a contingency no longer existed.

Financial Statements, page 83

Notes to Consolidated and Combined Financial Statements, page 88

Note 1 – Summary of Significant Accounting Policies, page 88

Subsequent to Separation, page 88

Comment 3: We note the disclosure on page 89 indicating that during 2006, the company recorded an additional adjustment to paid-in capital of $10 million to adjust the carrying value of assets distributed at the date of spin-off. Please explain in further detail the facts and circumstances that resulted in this additional adjustment during 2006 and explain how it was calculated or determined.

Response: As discussed in the 2007 Form 10-K, the Company separated from Clear Channel on December 21, 2005. As part of that separation, Clear Channel provided to the Company its deferred tax position for the establishment of its separate financial statements. Subsequent to the separation, during 2006, the Company continued to assess the categorization of the deferred tax amounts provided by Clear Channel as well as the assignment between Clear Channel and the Company. As a result of that review, the Company determined that a deferred tax asset of $10 million was incorrectly allocated to the Company because it was associated with an asset retained by Clear Channel. The deferred tax asset was removed with the offset to additional paid-in capital as this correction represented a change in the book basis of the shareholders’ equity at separation date.

Revenue Recognition, page 92

Comment 4: We note from the business section that the company earns revenue from multiple types of transactions including events, ticket sales, food and beverage revenues, rental revenues, venue sponsorships, and merchandise sales. To the extent significant, please revise your accounting policy footnote in future filings to clarify your revenue recognition policies with regards to all types of revenue, addressing when the criteria of SAB 104 has been met for each revenue type.

Response: The Company believes its revenue recognition disclosure currently includes all significant revenue types as the revenues related to the presentation and production of events presently disclosed in the accounting policy footnote accounted for 89%-91% of its 2005-2007 revenues and these revenue types are all accounted for in a consistent manner after the performance occurs. This event revenue includes categories such as ticketing-related revenue, day of show revenue (such as event concession and merchandise fees) and revenue from the sale to third parties of the right to promote specific events. The Company also discloses its accounting policy for sponsorship and membership revenues representing 3%-4% of its 2005-2007 revenues, thereby disclosing in total its accounting policy for 93%-94% of its revenues for the three years. The remaining 6%-7% of revenue is accounted for in accordance with SAB 104, and the Company believes specific disclosure is not required as it is not material to the Company. Please see the table below displaying the Company’s revenue types and amounts for the relevant years.

	2007		2006		2005
	($ millions)
Event-Related Revenue	$3,736	89%	$3,365	91%	$2,623	89%
Sponsorship & Membership Revenue	165	4%	113	3%	121	4%
Non-Event Revenue	284	7%	234	6%	193	7%

Total Company Revenue	$4,185	100%	$3,712	100%	$2,937	100%

Comment 5: In a related matter, to the extent material amounts of revenue are recognized from the sale of products (food, beverage, merchandise) and from the provision of services (events, etc.) and rental revenues, please revise your consolidated and combined statements of operations in future filings to provide separate disclosure of revenues from sales of products, from rental revenues and from the provision of services. Separate disclosure of the related costs of sales should also be provided for the costs associated with each of these activities. Refer to the guidance outlined in Rule 5-03(b)(l) and (2) of Regulation S-X.

Response: The Company believes that it does not have a significant amount of product revenue that would require separate disclosure on the face of the consolidated and combined statements of operations. As noted in the table below, the Company’s product revenue averages only 3% of total revenue per year. These product revenues are comprised of merchandise and restaurant revenue that are not associated with events. In addition, the Company outsources event-related concession sales, whereby the Company only receives a fee or percentage of the revenue and does not purchase or take title to any of the inventory sold. As such there is no related cost of goods sold. Event merchandise is sold by the artists and the Company only receives a fee. The Company considers these event-related concession and merchandise revenue streams to be service revenue as it does not participate directly in these transactions. Rental revenue represents only 2% of total revenues and consists of venue rentals to third parties for specific shows (the Company categorizes this revenue as event-related).

If income is derived from more than one sub caption required under Rule 5-03(b)1, Rule 5-03(b) allows for the combination, into another class, of each revenue class which is not more than ten percent of the sum of all revenues as well as requires similar treatment for the corresponding costs and expenses. Based upon the small amount of product and rental revenue, the Company does not believe that additional disclosure of revenue is required on the consolidated and combined statements of operations.

	2007		2006		2005
	($ millions)
Total Product Revenue	$126	3%	$117	3%	$84	3%
Total Rental Revenue	104	2%	92	3%	81	3%
Total Service Revenue:
Event-Related Service Revenue	3,632	87%	3,273	88%	2,542	86%
Non-Event Service Revenue	323	8%	230	6%	230	8%

Total Service Revenue	3,955	95%	3,503	94%	2,772	94%

Total Company Revenue	$4,185	100%	$3,712	100%	$2,937	100%

Note 2 – Long-Lived Assets, page 95

Goodwill, page 97

Comment 6: We note from the disclosure in Note 2 that the company reorganized its operating segments in 2007 and as a result, goodwill has been reallocated to the new reporting business units that make up these segments utilizing a fair value approach. Please tell us and revise Note 2 to explain in further detail the nature of the “fair value approach” used and the nature and amounts of the adjustments to goodwill of each of your segments that resulted from this reallocation process. Refer to the disclosure requirements outlined in paragraph 45 of SFAS No.142.

Response: When reallocating goodwill to the new reporting units, the Company looked to paragraph 36 and 39 of SFAS 142 which requires that the allocation be “based on the relative fair values similar to that used when a portion of a reporting unit is being disposed of.” The Company believes a common method used to determine the fair value of a business in its industry is a multiple of projected earnings before interest, taxes, depreciation and amortization.

Beginning with the first year-end prior to separation date, or December 31, 2004, the Company reallocated the goodwill assigned to it by Clear Channel at separation using each reporting unit’s relative fair value as calculated by the respective reporting unit’s percentage of total Company projected earnings before interest, taxes, depreciation and amortization, excluding Corporate and reporting units that had a fair value less than zero. For purposes of the calculation, the multiple of earnings before interest, taxes, depreciation and amortization was constant for all reporting units. Goodwill related to specific acquisitions subsequent to December 31, 2004 was attributed to the respective new reporting units directly (specific allocation). This methodology appeared to be most appropriate to the Company as the goodwill related to these subsequent acquisitions was specifically identifiable to the new reporting units. Please see the table below for detail of the allocations from the old reportable segments to the new reportable segments. Acquisitions, Foreign currency and Adjustments amounts for the 2006 Segments presentation in the table below are the same as those disclosed and discussed in the footnotes to the Form 10-K for the year ended December 31, 2006. Please note the 2006 recast amounts resulting from the fair value approach are negative because the amounts being allocated under this approach are principally the Adjustments category which is negative for all segments and in total. The Adjustments primarily represent acquisition-related tax impacts occurring after the twelve-month allocation period that require adjustment to goodwill. The remaining amounts to allocate in 2005 are generally current year acquisitions specifically identifiable to the new reporting units.

	2006 SEGMENTS			2007 SEGMENTS					Total
	Events	Venues and Sponsorship	Digital Distribution	North American Music	International Music	Global Artists	Global Digital	Global Theater
	($ thousands)
Balance as of 12/31/04:	$10,618	$24,899	$9,296	$—	$—	$—	$—	$—	$44,813

Acquisitions	72,209	33,397	1,550						107,156
Foreign currency	(420)	(985)	(368)						(1,773)
Adjustments	(3,100)	(7,271)	(2,715)						(13,086)
Recast balances
Fair value approach	(8,867)	(20,793)	(7,763)	14,349	14,542	3,297	—	5,235	—
Specific allocation	(70,440)	(29,247)		5,767	93,920	—	—	—	—

Balance as of 12/31/05:	—	—	—	20,116	108,462	3,297	—	5,235	137,110

Acquisitions	6,080	282,499	11,138						299,717
Foreign currency	1,470	3,446	1,287						6,203
Adjustments	(4,706)	(11,035)	(4,120)						(19,861)

Recast balances
Fair value approach	3,188	7,476	2,791	(5,159)	(5,228)	(1,186)	—	(1,882)	—
Specific allocation	(6,032)	(282,386)	(11,096)	276,096	10,336	11,100	—	1,982	—

Balance as of 12/31/06:	$—	$—	$—	$291,053	$113,570	$13,211	$—	$5,335	$423,169

The Company did review the requirement under paragraph 45 to “disclose any significant changes in the allocation of goodwill by reportable segment.” The Company did not interpret the guidance to mean this required disclosure of dollar amounts, but disclosure of the changes that would be meaningful information. The Company believes that since there was such a substantial change in the nature of the reportable segments, a numerical reconciliation of goodwill from old to new reportable segments would not have provided meaningful information. The Company believes it was in compliance with the requirements of paragraph 45 by discussing the reallocation in the goodwill footnote and through the discussion of the new segments in footnote 16. Additionally, a detailed discussion of the nature of the change in segments was included when it occurred in the Executive Overview of the Management’s Discussion and Analysis section of the Company’s Form 10-Q for the quarter ended March 31, 2007.

Comment 7: Also, we note from the narrative discussion provided in Note 2 that you have combined amounts reflected in the “acquisitions” line item in the analysis of changes in goodwill with adjustments to purchase price allocations for acquisitions that occurred in prior periods. Please provide us with and revise future filings to include an analysis of changes in goodwill which separately discloses the changes in goodwill resulting from acquisitions during the current period and changes in goodwill resulting from changes in purchase price allocations for acquisitions occurring in prior periods as well as any other adjustments that were made to goodwill during the periods. Also, please explain in detail the specific nature and timing of the facts or circumstances that resulted in changes in the purchase price allocations for acquisitions that occurred in prior periods and the specific nature and timing of any other events or circumstances that resulted in other changes in goodwill during the periods presented in your financial statements. We may have further comment upon receipt of your response.

Response: The Company understands the Staff’s comments and will, in future filings, provide separate line items in the table for the changes in goodwill resulting from acquisitions during the current year, for changes in goodwill resulting from prior year acquisitions still within the twelve-month allocation period and for other adjustments made to goodwill during the periods. Please see the updated table below for the year ended December 31, 2007 as an example. Please note that in future filings, where applicable, the Company will also add a line to display dispositions separately. Further, in future filings the Company will provide further discussion of the changes in goodwill in support of the expanded table format. In response to your request to provide you with further analysis for the disclosure included in the 2007 Form 10-K, please refer to the footnotes included below.

	North American Music	International Music	Global Artists	Global Digital	Global Theater	Total
	($ thousands)
Balance as of 12/31/05	$20,116	$108,462	$3,297	$—	$5,235	$137,110

Acquisitions - current year	276,096	20,619	11,100	—	1,983	309,798
Acquisitions - prior year	78	(10,204)	17	—	28	(10,081	)(1)
Foreign currency	2,378	2,411	546	—	868	6,203
Adjustments	(7,615)	(7,718)	(1,749)	—	(2,779)	(19,861	)(2)
Dispositions	—	—	—	—	—	—

Balance as of 12/31/06	291,053	113,570	13,211	—	5,335	423,169

Acquisitions - current year	30,148	66,463	60,760	—	—	157,371
Acquisitions - prior year	(112,623)	3,145	(243)	—	164	(109,557	)(3)
Foreign currency	4,828	4,894	1,109	—	1,762	12,593
Adjustments	(1,548)	(2,120)	(360)	—	(565)	(4,593	)(4)
Dispositions	—	(7,441)	—	—	—	(7,441	)(5)

Balance as of 12/31/07	$211,858	$178,511	$74,477	$—	$6,696	$471,542

(1)	During 2006, the Company recorded a $10.7 million reduction in goodwill related to the receipt of a final intangible asset valuation report from external consultants for a prior year acquisition. This prior year acquisition occurred in July of 2005, prior to the separation from Clear Channel. This amount is partially offset by $0.6 million of contingent payments made in 2006 for acquisitions occurring prior to 2006. Although the Company strives to conclude its intangible asset valuations as early as possible after an acquisition, some of the larger and more complex acquisitions take longer to finalize. Contingency payments are recorded in the period in which they are earned.

(2)	Included in the adjustments line in 2006 is a reduction to goodwill primarily related to second component goodwill, as defined by SFAS 109, which results in a reduction of goodwill for financial reporting purposes when amortized for tax purposes as well as to pre-acquisition reserves.
(3)	During 2007, the Company recorded a $113.2 million reduction in goodwill related to the receipt of a final intangible asset and fixed assets valuation report from external consultants for an acquisition that occurred in November of 2006. Also, during 2007 the Company recorded a $1.9 million working capital adjustment, that increased goodwill, related to a December 2006 acquisition. Additionally during 2007, there were contingent payments from prior period acquisitions of $2.0 million as well as some smaller adjustments from prior year acquisitions recorded within the twelve-month allocation period totaling ($0.3) million.
(4)	Included in the adjustments line in 2007 is a $4.1 million reduction to goodwill primarily related to second component goodwill, as defined by SFAS 109, which results in a reduction of goodwill for financial reporting purposes when amortized for tax purposes as well as to pre-acquisition reserves.
(5)	In 2007, the Company sold seven small-sized music venues in the United Kingdom and allocated $7.4 million to goodwill for the recording of the disposal and reversal of restructuring accruals. These venues were acquired in July 2005 and sold in August of 2007. Please see further discussion of the reversal of the restructuring accrual in the Company’s response to Comment #11 below.

Note 3 – Business Acquisitions, page 99

Comment 8: We note from the disclosure provided in Note 3 and in the statement of changes in shareholders’ equity that the company issued shares of its common stock in connection with the acquisitions of certain businesses and to acquire operational contracts during 2007. Please tell us and revise the notes to your financial statements in future filings to explain how you valued the common shares issued in these acquisition transactions. Refer to the disclosure requirements outlined in paragraph 51d of SFAS No.141.

Response: The Company used a five-day average closing price at the time of the announcement (including two days before and two days after the announcement date) to value the common stock issued in connection with these acquisitions pursuant to Emerging Issues Task Force No. 99-12. There was only one operational contract entered into during 2007 for which the Company issued common stock. For that transaction, the Company valued the common stock issued using the closing price of the Company’s stock on the day the transaction closed as that was the point in time the obligation was incurred.

The Company believes that it is in compliance with the disclosure requirements contained in SFAS No. 141 paragraph 51d with respect to its 2007 Form 10-K. The disclosure requirements in paragraph 51 are limited to the period in which a material business combination occurs. The Company does not believe it had any material business combinations during 2007 that would meet this requirement. Acquisitions during 2007 included an interest in Jackie Lombard Productions, the remaining interest in Cinq Group, LLC, the remaining interest in House of Blues Concerts Canada, a further interest in Academy Music Group, the remaining interest in Musictoday, the remaining interest in Concert Productions International, and all of Anthill Trading

Limited and Signatures Network Incorporated. The Company’s aggregate investment in the acquisitions was $282.0 million, the aggregate total assets acquired were $235.6 million and the aggregate income before income taxes for the respective most recent full fiscal years was $10.1 million. Neither the individual acquisitions, nor the aggregate, were considered material using the guidance provided in Regulation S-X Rule 3-05. Please note that the Company used the average income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the last five years of $24.3 million for this test, pursuant to Regulation S-X Rule 1-02, as the most recent fiscal year’s income of the registrant was at least ten percent lower than the average of the income of the last five fiscal years.

Comment 9: In addition, for each of your material acquisition transactions that resulted in recognition of goodwill, please revise to state the primary reasons for each of these acquisitions and include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Response: As discussed above in the response to Comment #8, the Company does not believe that it had a material business combination in 2007.

Comment 10: Also, please ensure that the notes to your financial statements in future filings include all of the disclosures required by paragraphs 51 through 54 of SFAS No. 141 and paragraphs 44 through 46 of SFAS No.142, as applicable with respect to the company’s acquisition transactions. In this regard, it appears that the acquisition of HOB by the company for $334.9 million in cash during 2006 represents a material acquisition transaction for which all of the disclosures outlined in paragraphs 51, 52, and 54 of SFAS No.141 should be provided. If you do not believe this acquisition was material, please explain your basis or rationale for this conclusion.

Response: Although the Company agrees that the 2006 acquisition of House of Blues was material to the Company, the Company believes the disclosure requirements listed in paragraphs 51 through 54 are limited to the period in which a material business combination is completed. As the House of Blues acquisition was completed in 2006, the Company believes the disclosure provided on pages 87-90 of its Form 10-K for the year ended December 31, 2006 complies with the disclosure requirements of these paragraphs and does not believe this information was required to be repeated in the 2007 Form 10-K.

Note 4 – Restructuring, page 100

Comment 11: We note from the disclosure in Note 4, that in connection with the company’s acquisition of Mean Fiddler in 2005, the company accrued $4.7 million during 2005 and an additional $2.7 million in 2006 for lease termination costs. We also note from the disclosure in Note 4 that the company sold seven small sized music venues acquired with Mean Fiddler in August 2007 resulting in a reduction to the restructuring accrual with the offset to goodwill for the lease terminations related to these venues. Please explain in further detail why you believe it was appropriate to recognize an adjustment to goodwill in connection with the sale of these music venues during 2007. If this is because these venues were sold for more than expected at the time they were acquired, please indicate this in your response and in your revised disclosures. We may have further comment upon receipt of your response.

Response: The Company recognized an adjustment to goodwill at the time of the sale of the seven small-sized music venues for the reversal of the remaining accrual for lease termination costs related to these sold venues. As the buyer assumed the lease pursuant to the sale, the Company was relieved of these related obligations and accounted for the reversal in accordance with Emerging Issues

Task Force No. 95-3. The Company believes that this guidance requires that the excess of a liability to exit an activity recorded in connection with a business combination, over the “ultimate” amounts expended, should reduce the cost of the acquired entity. The use of the word “ultimate” in the guidance implies to the Company that the adjustment should be made to goodwill even if identified after the allocation period has concluded. As such, the Company derecognized the liability with an offset to goodwill, thereby excluding the amount from its calculation of the gain on sale of these venues in 2007.

Note 5 – Investments, page 101

Comment 12: We note that you have filed a Form 10-K/A for the year ended December 31, 2007 to include audited financial statements for your investment in Broadway in Chicago, L.L.C. pursuant to Rule 3-09 of Regulation S-X. Please explain why you have only included financial statements for this entity for the years ended December 31, 2007 and 2006 in your Form 10-K/A. Note that Rule 3-09 of Regulation S-X requires that financial statements should be provided as of the same dates and same periods as the audited financial statements of the company. However, these financial statements are only required to be audited for those periods in which the 20% thresholds outlined in Rule 3-09 of Regulation are met. Please revise your Annual Report on Form 10-K/A to include financial statements for Broadway in Chicago, L.L.C. for 2005 as required by Rule 3-09 of Regulation S-X. Please note that we do not believe the fact that your investment in this entity has been disposed of provides a basis for excluding the required financial statements.

Response: The Company understands and agrees with the Staff’s comment. The omission of the 2005 financial statements was an oversight. The Company notes that the audited financial statements for Broadway in Chicago, L.L.C. for 2005 were included as part of the Form 10-K/A for the year ended December 31, 2006 and respectfully requests that the SEC grant the Company an exception to this requirement as applicable to the 2007 Form 10-K as the financial statements for all required years are currently on file with the SEC at this time. In future filings, the Company will provide financial statements as of the same dates and periods as the audited financial statements of the Company.

Comment 13: Also, we note that the summarized financial information provided for Broadway in Chicago in Note 5 does not agree to the amounts reflected in this entities financial statements included in the amendment to the company’s Annual Report on Form 10-K for 2007. Please reconcile and revise these disclosures in future filings.

Response: Net income in the separate financial statements for Broadway in Chicago, L.L.C. for the year ended December 31, 2007 is $2.2 million higher than net income included in the summarized financial information in Note 5. This difference is due to 1) the short period subsequent to the December 17, 2007 disposition and 2) adjustments to the separate financial statements made by the new management of the acquired entity subsequent to the filing of the Company’s Form 10-K for the year ended December 31, 2007.

The Company’s disclosure in Note 5 includes financial data of Broadway in Chicago up to the date of disposition for the statement of operations and no balance sheet data as of December 31, 2007 as the sale of Broadway in Chicago had closed prior to that point in time. The separate audited financial statements filed in the amendment contain activity through, and balances as of, December 31, 2007. As (1) the purchaser of Broadway in Chicago provided the Company with audited separate financial statements at their own expense, based on a full fiscal year as was necessary for their own purposes, (2) the Company would have incurred significant time and expense producing separate financial statements for the period ending on the disposition date and (3) the Company believes the filed financial statements materially represent the required disclosure and are useful to the readers of its financial statements, the Company believes the disclosure provides the necessary information to the users of its financial statements.

In addition to the differences related to the period after disposition, there were adjustments recorded by Broadway in Chicago management after the filing of the Company’s 2007 Form 10-K, but before their auditors issued their opinion on the separate financial statements. They appropriately included those items in their audited financial statements which the Company then filed in its amendment. The Company does not believe that these differences were significant enough to require an adjustment to the Company’s 2007 Form 10-K.

Comment 14: Also, based on the summarized financial information presented in Note 5 for Delirium Concert, L.P., we are unclear as to why the company has not included financial statements for this entity in its Annual Report on Form 10-K pursuant to Rule 3-09 of Regulation S-X. Please revise your Annual Report on Form 10-K to include these required financial statements. Alternatively, if you do not believe these financial statements are required, please provide us with the computations prepared for 2007 and 2006 supporting your conclusions.

Response: The Company performed its tests under Rule 3-09 of Regulation S-X and concluded that Delirium Concert, L.P. (“Delirium”) did not require inclusion of separate financial statements for 2006 or 2007.

For the 2006 computation, the Company used the average income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the last five years for this test, pursuant to Regulation S-X Rule 1-02, as the most recent fiscal year’s income of the registrant was at least ten percent lower than the average of the income of the last five fiscal years. Additionally, this five-year average was adjusted for the loss of the equity investee pursuant to the computational notes in Rule 1-02. The Company’s calculations were as follows:

Live Nation Consolidated Total Assets	2,225,001,771

Live Nation Consolidated Earnings before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle (“EBT, EI & CE”)	5,767,887

Live Nation Average Consolidated EBT, EI & CE (using amounts from table below):
2006	5,767,887
2005 (use zero as there is a loss in the year)	—
2004	14,725,000
2003	68,367,000
2002	32,430,000

121,289,887
Divide by five years	5

2006 amount is at least 10% lower than average, so use this average	24,257,977

Live Nation Investment in Equity Investee	3,891,776

Live Nation’s Share of Equity Investee’s EBT, EI & CE	(4,651,099)

Percentage Investment to Live Nation Total Assets:
Live Nation Investment in Equity Investee	3,891,776
Divided by Live Nation Consolidated Total Assets	2,225,001,771

0.17%

Percentage of Equity Investee EBT, EI & CE to Live Nation EBT, EI & CE:
Absolute Value of Live Nation’s Share of Equity Investee’s EBT, EI & CE	4,651,099
Divided by Live Nation Average Consol EBT (Adj for Share of Equity Investee’s Loss)	28,909,076

16.1%

	2006	2005	2004	2003	2002
Net Income (Loss)	$(31,442,114)	$(130,619,620)	$16,260,000	$57,032,000	$(3,928,576,000)
Inc Tax Benefit (Expense)	$(37,210,001)	$(61,487,998)	$1,535,000	$(11,335,000)	$(28,999,000)

Earnings before Taxes	$5,767,887	$(69,131,622)	$14,725,000	$68,367,000	$(3,899,577,000)

Extraordinary Item	$—	$—	$—	$—	$(3,932,007,000)
Cumulative Effect	$—	$—	$—	$—	$—

EBT, EI & CE	$5,767,887	$(69,131,622)	$14,725,000	$68,367,000	$32,430,000

For the 2007 computation, the Company used the most recent fiscal year’s income for this test as this amount was greater than the average income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the last five years. Additionally, the most recent fiscal year amount was adjusted for the loss of the equity investee pursuant to the computational notes in Rule 1-02. The Company’s calculations were as follows:

Live Nation Consolidated Total Assets	2,752,102,530

Live Nation Consolidated EBT, EI & CE	31,656,247

Live Nation Average Consolidated EBT, EI & CE (using amounts from table below):
2007	31,656,247
2006	5,767,887
2005 (use zero as there is a loss in the year)	—
2004	14,725,000
2003	68,367,000

120,516,134
Divide by five years	5

2007 EBT, EI & CE is greater, so use 2007 amount	24,103,227

Live Nation Investment in Equity Investee	—

Live Nation’s Share of Equity Investee’s EBT, EI & CE	(7,329,186)

Percentage Investment to Live Nation Total Assets:
Live Nation Investment in Equity Investee	—
Divided by Live Nation Consolidated Total Assets	2,752,102,530

0.00%

Percentage of Equity Investee EBT, EI & CE to Live Nation EBT, EI & CE:
Absolute Value of Live Nation’s Share of Equity Investee’s EBT, EI & CE	7,329,186
Divided by Live Nation 2007 Consol EBT (Adj for Share of Equity Investee’s Loss)	38,985,433

18.8%

	2007	2006	2005	2004	2003
Net Income (Loss)	$(11,936,046)	$(31,442,114)	$(130,619,620)	$16,260,000	$57,032,000
Inc Tax Benefit (Expense)	$(43,592,293)	$(37,210,001)	$(61,487,998)	$1,535,000	$(11,335,000)

Earnings before Taxes	$31,656,247	$5,767,887	$(69,131,622)	$14,725,000	$68,367,000

Extraordinary Item	$—	$—	$—	$—	$—
Cumulative Effect	$—	$—	$—	$—	$—

EBT, EI & CE	$31,656,247	$5,767,887	$(69,131,622)	$14,725,000	$68,367,000

Note 8 – Derivative Instruments, page 106

Comment 15: We note from page 108 that the company has an arrangement whereby it has guaranteed the minimum value of its stock granted under certain contractual agreements. Please tell us, and revise future filings to disclose, the nature of the agreements that give rise to the guarantee, how you have accounted for the liability associated with the guarantee and why classification of the change in value of the guarantee in depreciation and amortization expense is appropriate. As part of your response, please indicate the relevant technical accounting literature that was applied in accounting for this arrangement.

Response: In the fourth quarter of 2007, the Company entered into an agreement with an artist for the license of certain exclusive worldwide music-related rights over a ten-year period. Specifically, those rights included albums, audio visual products, merchandising rights, fan club and website rights, live performance promoter rights and name and likeness rights. In connection with this agreement, the Company paid certain non-recoupable up-front amounts for the right to enter into the agreement as well as certain advances recoupable through future profits. All future profits derived from these rights are shared between the artist and the Company.

The non-recoupable payments were made in both cash and stock. Additionally, a guarantee was made on the value of the stock to be provided to the artist. Live Nation guaranteed, for two years from the registration date of the stock, that the gross proceeds realized by the artist on the sale of the shares will not be less than an agreed upon fixed value established at the execution of the long-term agreement. Settlement will occur with the artist at the end of the two-year period or earlier if other criteria are met. The Company believes that the guarantee qualifies as a derivative under SFAS 133 because:

•	it has an underlying (average market price of the Company’s stock on the date the contract was entered into) and a notional amount (number of shares);

•	it requires net settlement (will be paid in cash); and

•

it has no initial net investment. Although there was a substantial amount of stock delivered as a precursor to the guarantee, the guarantee does not impact the shares already given and may be settled only in cash. Therefore, the guarantee was bifurcated from the overall contract and considered to have no initial investment.

Although the guarantee period did not begin until the shares were registered some weeks later, it is the Company’s belief that the guarantee had value at the execution of the agreement. As such, the Company calculated the fair value at the inception of the contract and this amount was capitalized as part of the contract rights intangible asset. Subsequent to the establishment of this intangible asset, the Company continues to update the valuation each reporting period and any changes in the valuation are immediately recorded in earnings. The Company uses the binomial lattice model to value the guarantee.

As the guarantee was issued in conjunction with the execution of a contract, is non-recoupable and is not associated to a specific product as it is sold or a specific service as provided, the Company recorded the initial value as part of the contract rights acquisition intangible asset and periodically records the impact of subsequent changes in fair value in the consolidated and combined statements of operations. SFAS 141R paragraphs 41 and 65 appear to provide an apposite analogy supporting this treatment in its guidance for asset acquisition contingent consideration. Although not effective until 2009, the Company believes this literature provides the latest view by the FASB as to the best treatment for this type of contingent payment. Finally, because cash settlement is required for this guarantee, a liability is recorded as the offset.

The Company did perform a review of the relevant authoritative literature to determine the most appropriate income statement line item for the impacts from the change in fair value of the bifurcated derivative.

As it relates more specifically to the classification of expenses, SEC Regulation S-X Rule 5-03 requires only a separation of “Costs and expenses applicable to sales and revenues,” “Other operating costs and expenses,” “Selling, general and administrative expenses,” “Provision for doubtful accounts and notes,” “Other general expenses” and “Non-operating expenses.”

APB 28 classifies costs and expenses as “Costs associated with revenue” and “All other costs and expenses.” It further explains that costs associated with revenue are those associated directly with or allocated to the products sold or the services rendered. For example, material costs, wages and salaries and related fringe benefits and manufacturing overhead should be treated similarly. It states that charges for all other costs and expenses include amortization of expenditures that affect more than one annual period.

FASB Concept Statement No. 6 explains that “the transactions and events from which expenses arise and the expenses themselves are in many forms and are called by various names—for example, cost of goods sold, cost of services provided, depreciation, interest, rent, and salaries and wages—depending on the kinds of operations involved and the way expenses are recognized.”

SFAS 142 only requires amortization of intangibles to be presented “in income statement line items with continuing operations as deemed appropriate for each entity” and to disclose the caption in the income statement that contains related impairments (or accelerated amortization).

While an argument could be made that the subsequent changes in fair value result from changes that are not related to the Company’s operations (i.e., related to changes in the stock price), the Company believes these impacts are associated with the long-term contract and therefore categorizes them in a similar manner as the amortization of the intangible asset derived from the guarantee. The Company has reviewed the regulations and guidance discussed above, as well as the facts and circumstances of the transaction, and believes that amortization expense is the most appropriate classification for the subsequent changes in fair value of the derivative because:

•	The Company does believe these amounts to be related to operations, just not as a direct cost of revenue.

•

The Company is classifying the changes in fair value consistent with the amortization of the contract acquisition intangible asset to which this impact is contractually most closely associated with. These impacts are indirectly related to the operations of the Company, however they are not necessarily identifiable to a specific product as it is sold or a specific service as provided. The associated impact is more general and experienced over a given period of time.

•

These are expenses that are not controllable by management, as opposed to much of Selling, general and administrative expenses, Corporate expenses or Direct operating expenses and do not appear to fit within these categories as currently defined by the Company.

•

The Company’s footnotes to its consolidated financial statements establish its policy and practice related to classifications of operating expenses. While Corporate expenses did not have a description, it is typically used by the Company to present corporate executive and head office expenses.

The Company agrees that providing additional disclosure to address the Staff’s observations would provide useful information to investors. The Company will include the additional language as follows in its Form 10-K for the year ending December 31, 2008:

“The Company has guaranteed a minimum value of its stock that has been granted under certain contractual arrangements in 2007. The Company guarantees that the gross proceeds realized by the holder on the sale of the shares will not be less than an agreed upon fixed value. Settlement will occur with the counterparty at the end of a two-year period unless other criteria are met. The Company has determined the guarantee to be a derivative, established a fair value at the inception of the contract and continues to update the valuation each reporting period. The Company uses the binomial lattice model to value the guarantee. At December 31, 2008 and December 31, 2007, the fair value of this guarantee, which is recorded as a long-term liability, is $X million and $10.5 million, respectively. The change in value of this guarantee is recorded as a component of depreciation and amortization expense as the guarantee was entered into in connection with the acquisition of a contract rights intangible asset.”

Exhibit 12.1 – Computation of Ratio of Earnings to Fixed Charges

Comment 16: In future filings, please revise Exhibit 12 to disclose the dollar amount of the company’s deficiency of earnings to cover fixed charges for the years ended December 31, 2006 and 2005. Refer to the disclosure requirements outlined in Instruction 2(A) to Item 503(d) of Regulation S-K. The disclosure of your ratio of earnings to fixed charges included on page 82 of MD&A and in your Quarterly Reports on Form 10-Q should be similarly revised in future filings.

Response: The Company understands and agrees with the Staff’s comment and will revise all future filings to comply with these requirements.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008

Note 2 – Long-lived Assets, page 8

Comment 17: We note the disclosure in footnote 2 indicating that the company recorded purchase accounting adjustments for the company’s 2007 acquisition of the remaining interest in Concert Productions International resulting in a reduction of $28.3 million in artist relationship intangibles due to a reclass to goodwill. Please tell us the specific nature and timing of the changes in facts or circumstances that resulted in the purchase accounting adjustment and explain why you believe it is appropriate to account for this adjustment as a reclassification to goodwill.

Response: The Company completed its acquisition of the remaining interest in Concert Productions International in September 2007. Initially, the Company believed that, due to the nature of the business acquired, most, if not all, of the excess purchase price would be allocated to definite-lived artist relationship intangibles and recorded the entries as such at acquisition. Due to the size and complexity of the acquisition, the efforts to identify and value the intangible assets acquired continued into the second quarter of 2008. The Company received a preliminary draft of the valuation report from the external valuation consultants during the first half of 2008 and recorded an adjustment to reflect those findings as it indicated that there would most likely be excess purchase price resulting in goodwill. Additionally, the Company discloses in all of its annual and quarterly reports that it is in the process of finalizing its purchase accounting for recent acquisitions which could result in a change to the allocation of the related purchase prices.

Comment 18: We also note from the disclosures provided in footnote 2 that the “acquisition” amount reflected in the analysis of changes in goodwill includes a reduction of $62.6 million in goodwill related to the recording of the fair value of definite-lived and indefinite-lived intangibles and fixed assets for the acquisition of AMG, partially offset by an increase in goodwill of $25.0 million related to deferred taxes and minority interest in connection with the acquisition. Please tell us the specific nature and timing of the events or circumstances that resulted in these changes in the purchase price allocation for the acquisition of AMG. We may have further comment upon receipt of your response.

Response: The Company completed its acquisition of a further interest in AMG in July 2007 which caused the Company’s interest in AMG to be in excess of 50% and subject to consolidation. Initially, the Company had not completed the process of finalizing its analysis of the nature and amount of intangible assets that were acquired and recorded the excess purchase price to goodwill until external valuation consultants could complete their assessment. Due to the size and complexity of the acquisition, the efforts to identify and value the intangible assets acquired continued into 2008. The Company received a preliminary draft of the valuation report from the external valuation consultants during the first quarter of 2008 and recorded an adjustment to reflect those findings as it indicated that intangible assets were acquired. This report also identified a step-up in the value of certain fixed assets acquired. The deferred tax adjustment recorded related to the difference between the book and tax basis resulting from the step-up in the value of the assets. The final adjustment to goodwill discussed in the footnote is associated with a $6.1 million change to the opening balance sheet to properly record a minority interest contributed to the consolidated joint venture that acquired AMG by the joint venture partner that was inadvertently not recorded in the original purchase price allocation. The Company assessed this balance sheet only correction for materiality to its financial statements and disclosure requirements under SAB 99, SAB 108 and SFAS 154 and does not believe this correction to be material to the Company’s financial statements when taken as a whole or require further disclosure as the amount is less than one percent of total assets or stockholders’ equity. Additionally, the Company discloses in all of its annual and quarterly reports that it is in the process of finalizing its purchase accounting for recent acquisitions which could result in a change to the allocation of the related purchase prices.

Comment 19: Furthermore, we note from the disclosures included in Note 2 that the company entered into a number of acquisition transactions during the six months ended June 30, 2008. Please revise the notes to the company’s financial statements in future filings to include the disclosures required by paragraphs 52 through 54 of SFAS No. 141. If the company does not believe its acquisition transactions were material in the aggregate, please provide us with quantified information supporting your conclusion.

Response: The Company believes that it is in compliance with the disclosure requirements contained in SFAS No. 141 paragraph 52 through 54. The Company believes that the disclosure requirements in these paragraphs are limited to the period in which a material business combination occurs. During 2008, the Company does not believe it had any material business combinations that would meet these requirements. Acquisitions during the first six months of 2008 included the company that holds the operating lease to the Heineken Music Hall, an interest in Amsterdam Music Dome Exploitation B.V., an interest in DFC Holdings Limited, an interest in Mirage Promotions FZ-LLC and the remaining interests in Lugerinc AB and Moondog Entertainment AB. The Company’s aggregate investment in the acquisitions was $58.0 million, the aggregate total assets acquired were $31.0 million and the aggregate income before income taxes for the respective most recent full fiscal years was $7.9 million. Neither the individual acquisitions, nor the aggregate, were considered material using the guidance provided in Regulation S-X Rule 3-05 when compared to the Company’s total assets of $2.8 billion and earnings before income taxes of $31.7 million for the year ended December 31, 2007.

Part II – Other information, page 40

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 41

Comment 20: We note the disclosure indicating the company issued a warrant to purchase 500,000 shares of common stock at an exercise price of $13.73 per share to March Media LLC in April 29, 2008. Please tell us and revise the notes to the company’s financial statements in future filings to explain how this warrant was valued and accounted for in the company’s consolidated financial statements.

Response: The Company issued this warrant as an incentive for the counterparty to enter into a business transaction with the Company. There was no requirement for the counterparty to provide future services in order to retain this warrant and the warrant was not incorporated into the business transaction. As such, the full value of the warrant was expensed in the period the warrant was issued. The warrant was valued using the Black-Scholes valuation model.

The Company agrees that more disclosure surrounding this grant would provide useful information to investors, however the disclosure requirements related to unregistered sales of equity securities and use of proceeds is limited to activity in the quarter of the corresponding filing and therefore the discussion of these warrants would not be repeated in the Company’s Form 10-K for the year ended December 31, 2008. Therefore, the Company will include additional disclosure in its Stock-Based Compensation footnote within its Form 10-K for the year ending December 31, 2008 as follows:

“On April 29, 2008, the Company issued a warrant to purchase 500,000 shares of the Company’s common stock at an exercise price of $13.73 per share in connection with the formation of a joint venture. As the counterparty is not required to provide any future service in order to retain and exercise the warrant, it was expensed at the time of issuance. The Company valued the warrant at $2.1 million using the Black-Scholes valuation model.”